

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 28, 2009

Mr. Andre Zeitoun
Chief Executive Officer
Atlas Mining Company
110 Greene Street, Suite 101
New York, NY 10012

> **Re: Atlas Mining Company**
> **Preliminary Schedule 14A**
> **Filed August 27, 2009, as revised September 1, 2009**
> **File No. 0-31380**

Dear Mr. Zeitoun:

We have limited our review of your filing to the issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form PRER 14A Filed September 11, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   Request your independent registered public accounting firm to revise the fourth paragraph of their report to state, if true, that the identified conditions raise *substantial* doubt as to your ability to continue as a going concern. Refer to AU 341.12.

Balance Sheet, page F-2

2.   We note you include various assets under Property and Equipment, including
        "Land and tunnels," "Mining Equipment," and "Milling Equipment". We further
        note elsewhere in your document that you have ceased operating as a contract
        mining company, your Atlas Mine property was unsuccessful, and you have no
        plans to exploit the property. We also note your Dragon Mine property is in the
        exploration stage. Please clarify the nature of the assets held under these balance
        sheet captions and tell us if you have tested these assets for recoverability. If not,
        explain your basis for concluding that testing was not necessary, including how
        you considered the guidance of SFAS 144, par. 8. Alternatively, if you have
        tested these assets for recoverability, describe for us the methodology and any
        material assumptions of your impairment analysis.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

3.   We note you have included various exploration & development costs and mining
        production costs in Operating Expenses to arrive at "Net Operating Loss." We
        note your disclosure elsewhere that you have discontinued your primary revenue
        generating operations and you are focusing on your Dragon Mine. Your
        disclosures indicate that the primary activity associated with the Dragon Mine in
        2008 involved hiring a consulting firm to perform a geological review. Please
        clarify if the amounts presented relate to your on-going continuing operations or
        otherwise relate to your discontinued operations. Please note that we would not
        ordinarily expect development or production costs associated with an exploration
        stage property.

4.   We note your caption that reads, "Exploration and Development Costs." Please
        clarify for us the nature of the development costs that are being expensed in your
        current on-going operations.

Consolidated Statements of Cash Flows, page F-7

5.   We note you have presented a single line item on your statement of cash flows for
        discontinued operations. Please note that SFAS 95 does not support this single
        line item presentation. Please modify your presentation to provide separate
        presentation of your cash flows from discontinued operations by type (operating,
        investing, financing).

Financial Statements for the Three and Six Month Periods Ended June 30, 2009

Note 6 – Convertible Debt, page 12

6.   We note that you have issued various convertible debt instruments that include
        registration rights agreements. Explain how you have considered the disclosure
        requirements of FSPEITF 00-19-2, paragraph 12.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Report on Internal Control Over Financial Reporting, page 26

7.   Revise this section to provide management's assessment of the effectiveness of
        the your internal control over financial reporting as of the end of the your most
        recent fiscal year, including a statement as to whether or not internal control over
        financial reporting is effective. See Item 308T(a)(3) of Regulation S-K.

8.   We note your disclosure that indicates the effectiveness of our internal control
        over financial reporting as of December 31, 2008 has been audited by PMB
        Henlin Donovan, your independent registered public accounting firm. Your
        disclosure further indicates their report is "included herein". We are unable to
        locate this report in your Form 10-K. Please provide the report you refer to in
        your document or consider whether you are required to provide such a report at
        this time. Please refer to Item 308T(a)(4) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director